UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 26, 2018

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

 Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 8. Certain Unregistered Sales of Equity Securities

On December 26, 2018, upon amendment of its 2018 Equity Incentive Plan, increasing the number of shares reserved for issuance to 2,200,000, Emerald Health Pharmaceuticals Inc. (the “Company”) granted stock options to employees, officers and directors in consideration for services rendered to the Company. A total of 1,780,000 options to purchase the Company’s common stock at $2.50 per share were granted, of which 1,200,000 were granted to officers and directors.

The option issuances were exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.  The options were issued to persons who are sophisticated and have access to information about the Company.  The option holders have been given the opportunity to discuss the options and ask questions of management concerning the securities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
Chief Executive Officer

Date: December 28, 2018

2